Exhibit 99.1

Dear Employees,

As you may have heard, Westlake announced today that it has proposed to acquire Atlanta-based Georgia Gulf Corporation, a leading North American manufacturer and international marketer of vinyls, chlor-alkali and related building products, for $30.00 per share in cash, or a total of approximately $1.1 billion. A copy of the press release we issued this morning can be found here: www.WestlakeGGC.AcquisitionProposal.com/PressReleases. We believe the combination of Westlake and Georgia Gulf would create one of the leading independent North American olefins, vinyls, and building products producers, with increased scale in the growing global vinyls market and with additional growth opportunities. Acquiring Georgia Gulf would enable Westlake to become a leading PVC resins producer and vinyl-based building products supplier, and would provide Westlake with opportunities to expand its global product offerings.

Let me emphasize, we are at the very early stage of this proposed transaction and we can make no assurances about if and when this transaction will be completed. While this will be of great interest to all employees and is an important strategic opportunity for us, it is important that we all remain focused on the job at hand, including our ongoing projects and initiatives. Your continued attention to ensuring that we are working safely and reliably is of utmost importance. Likewise, we need to continue to diligently focus on providing our customers with the exceptional service levels and high quality products that they have come to expect of us. Also, we will continue to compete in the marketplace with the same vigor as have done in the past, including when competing against Georgia Gulf.

We remind you that you should not be communicating with any Georgia Gulf employee, representative or agent about this transaction and related matters. I also want to remind you of our policy not to speak with members of the media or the investment community unless authorized to do so. Please refer investor relations and financial inquiries to Steve Bender, Senior Vice President and CFO, and media questions to David Hansen, Senior Vice President, Administration. In response to questions from customers or other third parties, please refer them to the press release. For more information on this proposed transaction, you can also visit a dedicated website we launched this morning, www.WestlakeGGC.AcquisitionProposal.com, which will be continuously updated as this situation unfolds.

Thank you for your continued hard work and dedication.

Sincerely,

Albert Chao

President and Chief Executive Officer

About Westlake Chemical Corporation

Westlake Chemical Corporation is an international manufacturer and supplier of petrochemicals, polymers and building products with headquarters in Houston, Texas. The company’s range of products includes: ethylene, polyethylene, styrene, propylene, caustic, VCM, PVC resin and PVC building products including pipe, windows and fence. For more information visit the company’ website at http://www.westlake.com.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this communication are forward-looking statements that involve certain risks and uncertainties. These risks and uncertainties relate to, among other things, (i) successfully completing the proposed transaction or realize the anticipated benefits of a transaction; (ii) obtaining Georgia Gulf stockholder, antitrust, and other approvals for the proposed transaction on the terms proposed and in a timely manner; (iii) achieving our expected financial performance following completion of the proposed transaction; and (iv) the risks and uncertainties inherent in the petrochemicals, polymers and building products industries discussed in our filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements, like all statements in this communication, speak only as of the date of this communication (unless another date is indicated). We do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote, proxy or approval. No tender offer for the shares of Georgia Gulf has been made at this time. This communication relates to a potential business combination transaction with Georgia Gulf proposed by Westlake. This communication is not a substitute for any tender offer statement, proxy statement or any other document which Westlake may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Westlake’s Investor Relations Department, Westlake Chemical Corporation, 2801 Post Oak Blvd., Houston, TX 77056, telephone number (713) 960-9111.

Westlake, the directors and executive officers of Westlake, and other persons may be deemed to be participants in any future solicitation of proxies from Georgia Gulf shareholders in respect of the proposed transaction with Georgia Gulf. Information regarding Westlake’s directors and executive officers is available in Westlake’s Annual Report on Form 10-K for the year ended December 31, 2010. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in future filings relating to the proposed transaction.